120.77C
DREYFUS VARIABLE INVESTMENT FUND ("the Fund")
Quality Bond Portfolio
Exhibit 1
Sub-Item 77C

MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

     A Special Meeting of Shareholders of the Quality Bond Portfolio of the Dreyfus Variable Investment Fund was held on December 18, 2002. Out of a total of 21,571,430.786 shares ("Shares") entitled to vote at the meeting, a total of 19,468,638.922 were represented at the Meeting, in person or by proxy. The following matter was duly approved of the holders of the Quality Bond Portfolio's outstanding Shares as follows:

     The Fund change certain of its fundamental policies and investment restrictions to expand participation in a portfolio securities lending program.


     Affirmative Votes                       Negative Votes

     16,431,913.906                     1,203,202.351